Exhibit 12.1

	Year Ended December 31,
	2011	2010	2009	2008	2007

Fixed charges – interest expensed	$170,967	$245,543	$760,988	$2,144,378	$2,663,456

Earnings	$57,645	$142,565	$201,541	$108,125	$177,235
Income before assessments
Fixed charges	170,967	245,543	760,988	2,144,378	2,663,456

Total earnings	$228,612	$388,108	$962,529	$2,252,503	$2,840,691

Ratio of earnings to fixed charges	1.34	1.58	1.26	1.05	1.07